Pacific Rim Mining Corp.
Interim Consolidated Balance Sheets
(Prepared by Management)
In thousands of U.S. dollars

	As at	As at
	October 31,	April 30,
ASSETS	2005	2005
	(unaudited)	(audited)
Current Assets
Cash, cash equivalents and bullion
Cash and cash equivalents	$2,261	$794
Bullion (Note 4)	425	21
	2,686	815
Receivables	45	116
Inventories	100	266
	2,831	1,197
Property, Plant and Equipment (Note 5)	4,294	4,299
Closure Fund (Note 7a)	3,183	3,122
	$10,308	$8,618

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$766	$1,214
Accrued closure costs - current portion (Note 7b)	158	118
	924	1,332
Accrued Closure Costs (Note 7b)	1,639	1,747
	2,563	3,079

Going Concern (Note 1)
Contingent Liability (Note 12)

SHAREHOLDERS’ EQUITY
Share Capital (Note 8)
Authorized:
unlimited common shares without par value
Issued and fully paid:
81,396,294 shares outstanding (80,642,194 @ April 30, 2005)	57,821	57,435
Contributed Surplus - Statement attached	903	810
Deficit - Statement attached	(50,979)	(52,706)
	7,745	5,539
	$10,308	$8,618

APPROVED BY THE BOARD OF DIRECTORS:

“David K. Fagin”	, Director

“Thomas C. Shrake”	, Director

- See Accompanying Notes -

Pacific Rim Mining Corp.
Interim Consolidated Statements of Income (Loss)
(Prepared by Management)
In thousands of U.S. dollars, except for per share amounts|
(unaudited)

	Three Months Ended		Six Months Ended
	October 31		October 31
	2005	2004	2005	2004
Revenues
Sales	$1,712	$2,828	$3,430	$6,268

Cost of sales
Operating costs	1,096	2,666	2,000	5,918
Depreciation, depletion and amortization	6	361	11	844
	1,102	3,027	2,011	6,762
Mine operating income (loss)	610	(199)	1,419	(494)

Expenses
Exploration
- direct	1,437	1,993	2,527	3,878
- stock-based compensation (Note 8)	15	5	30	9
General and administrative
- direct	247	274	473	441
- stock-based compensation (Note 8)	53	44	116	87
Interest expense	-	7	-	13
Foreign exchange gain	-	(90)	(26)	(122)
Interest income	(46)	(32)	(78)	(58)
Gain on sale of property, plant and equipment	-	(23)	-	(874)
	1,706	2,178	3,042	3,374
Loss before unusual item	(1,096)	(2,377)	(1,623)	(3,868)
Recovery of Investment in Andacollo Mine (Note 1)	2,304	(5)	3,350	148
Income (Loss) for the period	1,208	(2,382)	1,727	(3,720)

Income (Loss) per share - basic and diluted	$0.01	$(0.03)	$0.02	$(0.05)
Weighted average shares outstanding during the period	81,256,654	80,492,361	81,049,744	80,488,781

- See accompanying notes -

Pacific Rim Mining Corp.
Interim Consolidated Statements of Shareholders' Equity
(Prepared by Management)
In thousands of U.S. dollars
(unaudited)

	Share Capital - Common Shares
			Contributed	Accumulated	Total
	Number	Amount	Surplus	Deficit	Equity

Balance - April 30, 2005	80,642,194	$57,435	$810	$(52,706)	$5,539
Shares issued for cash – options
exercised	754,100	333	-	-	333
Stock-based compensation	-	-	146	-	146
Fair value of options exercised	-	53	(53)	-	-
Income for the period	-	-	-	1,727	1,727

Balance – October 31, 2005	81,396,294	$57,821	$903	$(50,979)	$7,745

- See Accompanying Notes -

Pacific Rim Mining Corp.
Interim Consolidated Statements of Cash Flows
(Prepared by Management)
In thousands of U.S. dollars
(unaudited)

	Three Months Ended		Six Months Ended
	October 31		October 31
	2005	2004	2005	2004

Operating Activities
Income (Loss) for the period	$1,208	$(2,382)	$1,727	$(3,720)
Adjustments to reconcile income (loss) to cash flow
provided by (used for) operating activities:
Depreciation, depletion and amortization	13	361	18	844
Accrued closure and pension costs	-	356	-	356
Stock-based compensation	68	49	146	96
Foreign exchange loss (gain)	-	(90)	(26)	(122)
Net interest earned on closure sinking fund	(32)	(21)	(61)	(39)
Gain on sale of property, plant and equipment	-	(8)	-	(859)
	1,257	(1,735)	1,804	(3,444)
Changes in non-cash working capital:
Accounts payable and accrued liabilities	77	474	(448)	(509)
Closure cost expenditures	(36)	(68)	(67)	(139)
Inventories	(116)	973	(238)	3,279
Receivables	24	89	71	10
Cash flow provided by (used for) operating activities	1,206	(267)	1,122	(803)

Investing Activities
Purchases of property, plant and equipment	(1)	-	(14)	-
Proceeds from sale of property, plant and equipment	-	23	-	874
Reclamation sinking fund withdrawal	-	32	-	32
Cash flow provided by investing activities	(1)	55	(14)	906

Financing Activities
Issuance of share capital	76	15	333	15
Cash flow provided by financing activities	76	15	333	15

Foreign exchange	-	90	26	122

Net increase (decrease) in cash and cash equivalents	1,281	(107)	1,467	240
Cash and cash equivalents, beginning of period	980	1,810	794	1,463
Cash and cash equivalents, end of period	$2,261	$1,703	$2,261	$1,703

Supplementary Schedule of Cash Transactions:
Interest paid during period	$0	$402	$0	$472

Supplementary Schedule of Non-cash Transactions:
Stock based compensation	$49	$402	$146	$472

- See accompanying notes -

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
October 31, 2005
In thousands of U.S. dollars, except per share amounts
(unaudited)

1.	Nature of Operations and Basis of Presentation

Pacific Rim Mining Corp. (“the Company”) is involved in the exploration, development and operation of gold properties. The Company owns a 49% interest in the Denton-Rawhide Mine, located near Fallon, Nevada, U.S.A., a 100% interest in certain mineral properties, known as El Dorado, located in El Salvador and exploration interests in mineral claims in the U.S.A, El Salvador, Chile and Argentina.

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which presume the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. The Company’s ability to continue as a going concern is dependent upon achieving profitable operations and upon obtaining additional financing. While the Company is expending its best efforts in this regard, the outcome of these matters cannot be predicted at this time. The operations of the Company reported on in these interim consolidated financial statements have primarily been funded from its interest in cash flow from the Denton Rawhide Joint Venture, proceeds from the sale of subsidiaries owning the assets of the previously written off Andacollo Mine and the issuance of common shares.

These interim consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate because management believes that the actions already taken or planned will mitigate the adverse conditions and events which raise doubts about the validity of the going concern assumption used in preparing these financial statements.

If the going concern assumption were not appropriate for these consolidated interim financial statements then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenue and expenses and the balance sheet classifications used.

Basis of Presentation

These interim consolidated financial statements include the accounts of the Company’s wholly-owned subsidiaries, Dayton Mining (US) Inc., Pacific Rim Exploration Inc., Pacific Rim El Salvador S.A. de C.V., Dorado Exploraciones S.A. de C.V., Pac Rim Cayman, Pac Rim Caribe III and International Pacific Rim S.A.

The 49% joint venture interest in Denton-Rawhide is accounted for on the proportionate consolidation basis.

The United States dollar is the Company’s principal reporting currency and the currency of measurement for all financial transactions reported in these interim consolidated financial statements.

The accompanying unaudited interim consolidated financial statements (the “financial statements”) have been prepared by management in accordance with the accounting principles and methods of application disclosed in the Company’s audited consolidated financial statements for the fiscal year ended April 30, 2005.

The financial statements include all adjustments that are, in the opinion of management, necessary for a fair presentation. These financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements and accordingly these interim financial statements should be read in conjunction with the audited financial statements and accompanying notes contained in the Company’s annual report for the year ended April 30, 2005 (the “Annual Report”).

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
October 31, 2005
In thousands of U.S. dollars, except per share amounts
(unaudited)

1.	Nature of Operations and Basis of Presentation - continued

Basis of Presentation – continued

The carrying values of the assets and liabilities of the Chilean operating subsidiary that owns the permanently closed Andacollo Mine were written off in December, 2000 with a corresponding charge to income at that time. Proceeds from creditor distributions and payments related to subsequent sales of the previously written off assets are recorded in the year received as “Recovery of Investment in Andacollo Mine”. On September 21, 2005 the Company entered into a final agreement to sell 100% of the shares of the Chilean subsidiary that owns the Andacollo Mine. $3,000 of proceeds received from this sale have been recorded as described above. Future payments secured by a promissory note totalling $2,400 ( $1,000 and $1,400 payable by September 20, 2006 and 2007 respectively) will conservatively be recorded as received. The promissory note bears no interest and is secured by a charge over the assets sold.

2.	Significant Accounting Policies and Accounting Changes

The Company has not adopted any new accounting policies or implemented any accounting changes during the current reporting period. For previous periods please refer to the Company’s annual report.

3.	Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, bullion (Note 4), receivables, closure fund, accounts payable and accrued closure costs. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

4.	Bullion

Details are as follows:

	October 31, 2005		April 30, 2005
	Gold	Silver	Gold	Silver
Ounces at refinery	1,400	10,289	84	850
Market value per ounce ($/oz.)	$ 465.00	$ 7.50	$ 434.00	$ 6.80
Market value	$ 651	$ 77	$ 36	$ 6
Total market value	$ 728		$ 42
Valuation – lower of cost and market	$ 425		$ 21

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
October 31, 2005
In thousands of U.S. dollars, except per share amounts
(unaudited)

5.	Property, Plant and Equipment

Details are as follows:

	October 31,	April 30,
	2005	2005
Cost	$9,541	$9,536
Accumulated depreciation and write-downs	(5,247)	(5,237)
	$4,294	$4,299

6.	Mineral Properties

	a)	El Salvador Properties

The Company holds a 100% interest in certain mineral properties in El Salvador known as El Dorado. An Environmental Impact Study has been submitted to governmental authorities for their consideration and required approval before the exploration licence can be converted to an exploitation concession which is required to carry out mining in the licence area.

i)

Annual advance minimum royalty payments are required on the El Dorado property, which are the greater of $50 per year or a 3% net smelter return royalty (“NSR”). The Company has the right to purchase the NSR for $4,000 ($1,000 for 1.5% and $3,000 for the remainder) provided that the royalty is at least partially acquired within six months of commercial production.

All licences are subject to an El Salvador governmental NSR of 2%.

ii)

By option agreement dated November 14, 2003, the Company has agreed to acquire a parcel of land suitable for mineral exploitation activities within the El Dorado exploration licence area. The Company has paid an aggregate amount of $29. To fully exercise its purchase option, a further payment of $971 is due and payable on or before April 2, 2006.

		iii)	The Company has applied for an additional exploration licences adjacent to the El Dorado property.

	b)	Denton-Rawhide Joint Venture

		i)	The Company owns a 49% interest in the Denton-Rawhide Mine. The Company’s 49% interest in assets and liabilities related to the joint venture is summarized as follows:

	October 31,	April 30,
	2005	2005
Current assets	$624	$412
Property, plant and equipment	51	46
Closure fund	3,183	3,122
Current liabilities	(470)	(560)
Long-term liabilities	(1,640)	(1,747)
Net assets	$1,748	$1,273

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
October 31, 2005
In thousands of U.S. dollars, except per share amounts
(unaudited)

6.	Mineral Properties - Continued

	b)	Denton-Rawhide Joint Venture - continued

		ii)	The condensed statement of operating income (loss) of the Company’s 49% interest is as follows:

Three Months Ended	Six Months Ended

	October 31,	October 31,	October 31,	October 31,
	2005	2004	2005	2004

Sales	$1,712	$2,828	$3,430	$6,268
Gain on sale of property, plant and equipment	-	23	-	874
Costs and expenses	(1,102)	(3,027)	(2,011)	(6,762)
Net income	$610	(176)	1,419	$380

iii) The condensed statement of cash flow of the Company’s 49% interest is as follows:

Three Months Ended	Six Months Ended

	October 31,	October 31,	October 31,	October 31,
	2005	2004	2005	2004
Cash flows provided by operations	$394	$1,805	$891	$3,757
Cash flow provided by (used for) investment	(1)	23	(14)	874
activities
Cash flow provided by (used for) financing	-	32	-	32
activities
Net cash flow	$393	1,860	877	$4,663

iv)

By agreement dated October 28, 2004 between the Company and Kennecott Rawhide Mining Company (the Denton-Rawhide joint venture partners – “Rawhide”) and Nevada Resource Recovery Group LLC (“NRRG”), Rawhide has agreed to the transfer of certain properties and assets required for an approved landfill business. The landfill will be operated and permitted by NRRG, utilizing the existing mine open pits as landfill sites, to dispose of permitted non-hazardous municipal wastes. As consideration for certain real property, including access and water rights, NRRG will pay $1,500. $500 of the amount has been paid into trust to fund additional activities needed to close the transaction, including the acquisition of title to additional lands within the area of interest to perfect the title of lands required for the operation. Should Rawhide complete these items and NRRG does not or is not able to complete their undertakings, any unspent balance in the trust will be released to Rawhide. The $1,000 balance of the consideration is to be paid on the scheduled closing date of October 31, 2006. Upon closing Rawhide and NRRG will sign a royalty payment agreement based on tipping fees generated by the landfill operation. Additional consideration, still to be determined, for certain buildings and other property required for the operation, will be paid to Rawhide on closing. The $500 received from NRRG has not been reflected in these financial statements as Rawhide has not yet removed the conditions for release from escrow.

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
October 31, 2005
In thousands of U.S. dollars, except per share amounts
(unaudited)

7.	Closure Fund and Accrued Closure Costs

	a)	Closure Fund

The Denton-Rawhide Closure Fund investments of $3,183 at October 31, 2005 (April 30, 2005 - $3,122) are held in a trust managed by a Trustee that is a large North American banking institution. The trust funds are invested in mutual funds composed of U.S. Government guaranteed fixed income securities with maturities of one to five years. The fair market value of the funds at October 31, 2005 was approximately $3,257 (April 30, 2005 - $3,261).

At October 31, 2005, the closure trust funding is in excess of estimated total closure cost liabilities. The Company will not have access to any excess funding of these funds until all related closure liabilities are satisfied and reclamation work is deemed complete by the Denton- Rawhide joint venture operator. Completion date of the reclamation work cannot be reasonably estimated at this time.

	b)	Accrued Closure Costs

The Company estimates its share of closure liabilities at the Denton-Rawhide Mine to be $1,797 at October 31, 2005 (April 30, 2005 - $1,865) of which $1,639 (April 30, 2005 - $1,747) is long- term and $158 (April 30, 2005 - $118) is current. The closure fund (Note 7a), held in trust, is provided as security to the mine operator for the Company’s portion of estimated closure liabilities.

Estimated closure liabilities are as follows:

Accrued closure costs – April 30, 2005
Current	$118
Long-term	1,747	$1,865
Less: Reclamation expenditures during the period		(67)
Accrued closure costs – October 31, 2005
Current	$158
Long-term	1,639	$1,797

Provisions for post-retirement benefit liabilities relating to employees of the Rawhide Joint Venture are recorded as closure costs. The current and long-term portions of the estimated liability have been recognized in the interim consolidated balance sheets. The Rawhide Joint Venture participants are currently reviewing the actuarial and accounting treatment of post- retirement plan funding. The Company anticipates that any accounting adjustments from this review will not negatively impact the future financial performance of the Joint Venture (see note 12).

8.	Share Capital

Common Shares

The Company filed a Notice of Alteration of Articles, under the new Business Corporations Act (British Columbia) which, effective January 20, 2005 altered its authorized share structure from 1,000,000,000 common shares to an unlimited number of common shares.

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
October 31, 2005
In thousands of U.S. dollars, except per share amounts
(unaudited)

8.	Share Capital - Continued

Stock Options

On April 11, 2002 the Company amalgamated with Dayton Mining Corporation. All stock options that existed at that date were rolled over, provided that upon surrender, termination or expiry without exercise the shares would not be available for the grant of new options.

In October 2002 shareholders approved a new stock option and bonus plan under which, up to 6,000,000 common shares are reserved for the grant of stock options and up to 367,000 common shares are reserved for the grant of bonus shares to directors, employees or consultants (“eligible parties”).

Stock options or bonus shares may be granted under the 2002 Plan, by the Board of Directors, to eligible parties, for a term of up to 10 years, at the closing price on the TSX on the date prior to the grant, and on conditions as may be determined by the Board of Directors.

Current option details are as follows:

	Number of Options
	Pre-		Weighted Average
	Amalgamation	October	Exercise Price (in
	Plans	2002 Plan	Cdn$)	Expiry
Options outstanding at April 30, 2005	1,601,100	4,520,800	$ 0.60	2005-2010
Six months ended October 31, 2005
- expired/cancelled	(30,800)	(20,000)	$ 0.62	2005-2010
- exercised	(598,300)	(155,800)	$ 0.55	2005-2010
Options outstanding at October 31, 2005	972,000	4,345,000	$ 0.64	2006-2010
Vested as at October 31, 2005	972,000	3,678,333	$ 0.62	2006-2010

The following table summarizes information about stock options outstanding to eligible parties as at October 31, 2005.

	Exercise Price	Number	Number
Expiry Date	(in Cdn $)	Outstanding	Vested
July 4, 2006	$ 0.29	972,000	972,000
April 18, 2007	$ 0.62	1,685,000	1,685,000
July 23, 2008	$ 0.43	130,000	130,000
October 8, 2008	$ 0.85	1,230,000	1,230,000
February 18, 2010	$ 0.75	1,300,000	633,333
		5,317,000	4,650,333

Stock-based compensation expenses as calculated using the Black-Scholes Option Pricing Model are summarized below:

	Three Months Ended		Six Months Ended
	October 31,	October 31,	October 31,	October 31,
	2005	2004	2005	2004
Administrative costs	$53	44	$116	$87
Exploration costs	15	5	30	$9
Total stock-based comp.	$68	$49	$146	$96

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
October 31, 2005
In thousands of U.S. dollars, except per share amounts
(unaudited)

8.	Share Capital - Continued

Stock Options – Continued

The fair value of the option costs in the above information have been estimated at the date of grant of the option using the following assumptions:

Black-Scholes Assumptions :

Options Granted
	February 18,	October 8,	July 23,	April 18,
	2005	2003	2003	2002
Average risk free interest rate	3.46%	3.85%	3.67%	4.31%
Average expected option life	5 years	5 years	5 years	5 years
Stock volatility – based on trading history	87.39%	88.30%	87.74%	89.46%
Dividend payments during life of option	none	none	none	none

The Black-Scholes Option Pricing Model was created for use in estimating the fair value of freely tradable, fully transferable options. The Company’s stock options have characteristics significantly different from those of traded options, and because changes in the highly subjective input assumptions can materially effect the calculated values, management believes that the accepted Black-Scholes model does not necessarily provide a reliable measure of the fair value of the Company’s stock option awards.

9.	Gold Sales Contracts – (Metal Prices in U.S. Dollars)

At October 31, 2005, the Company had no gold hedging position compared to 5,000 ounces of forward sales contracts at October 31, 2004 for future delivery of gold at various dates from November 2004 to March 2005 at an average price of US$412. At October 31, 2005, the Company therefore had no financial exposure to market risks related to the settlement of outstanding hedges compared to a fair value of $(90) for outstanding contracts at October 31, 2004 calculated using spot prices at that date if the Company were to settle these instruments prior to their maturity.

The credit risk exposure related to the Company’s gold hedging activities is limited to the unrealized gains (losses) on outstanding contracts based on current market prices. The Company’s gold hedging contract counter parties are large international credit-worthy institutions.

10.	Income Taxes

The Company has used prior period losses to eliminate income taxes that would otherwise be payable on current period income.

11.	Commitments

Lease Commitments

The Company is committed to payments under operating leases for office premises, residential housing leases, a photocopier and vehicles described in Note 12 of the audited consolidated financial statements contained in the April 30, 2005 annual report of the Company.

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
October 31, 2005
In thousands of U.S. dollars, except per share amounts
(unaudited)

12.	Contingent Liability

The Rawhide joint venture partner and operator asserts that the Rawhide joint venture is required to pay future pension funding interest obligations, based on actuarial estimates of up to $2,000 (the Company’s portion would be approximately $1,000) over the next 30 years. The operator's assertion is based on their current belief that the joint venture partners are responsible for all future pension obligations based on actuarial calculated amounts for an unfunded plan. The Company maintains this assertion is incorrect based on a joint venture partners' agreement at the inception of joint venture pension accounting that stipulates that the joint venture would only be responsible for actuarially calculated current service costs, which have all been paid to date. The Company believes there are no grounds for the operator's assertion.

13.	Segmented Information

	October 31,	April 30,
	2005	2005

Total Assets
Canada	$2,033	$589
USA	4,001	3,661
El Salvador	4,274	4,354
Argentina	-	11
Chile	-	3

Total	$10,308	$8,618

Property, Plant and Equipment
Canada	$3	$5
USA	58	60
El Salvador	4,233	4,234
Argentina	-	-
Chile	-	-

Total	$4,294	$4,299

Three Months Ended	Six Months Ended

	October 31,	October 31,	October 31,	October 31,
Revenue, Excluding Interest Income	2005	2004	2005	2004
USA	$1,712	$2,828	$3,430	$6,268

Total	$1,712	$2,828	$3,430	$6,268

Depreciation, Depletion and Amortization
Canada	$1	$1	$1	$2
USA	5	360	10	842
El Salvador	-	-	-	-
Argentina	-	-	-	-
Chile	-	-	-	-

Total	$6	$361	$11	$844

Net Income (Loss)
Canada	$(191)	$(73)	$(408)	$(167)
USA	517	(399)	1,243	49
El Salvador	(1,349)	(1,897)	(2,379)	(3,702)
Argentina	(65)	(8)	(70)	(48)
Chile	2,296	(5)	3,341	148

Total	$1,208	$(2,382)	$1,727	$(3,720)

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
October 31, 2005
In thousands of U.S. dollars, except per share amounts
(unaudited)

14.	Management Discussion and Analysis of Financial condition and Results of Operations

Management’s discussion and analysis of the Company’s results reported in these interim consolidated financial statements is included in the Report to Shareholders dated December 13, 2005.